Exhibit 4.5

AMENDMENT NO. 3

TO

2009 RESTATEMENT OF ENERGIZER HOLDINGS, INC. DEFERRED COMPENSATION PLAN

WHEREAS, Energizer Holdings, Inc. (“Company”) adopted the Energizer Holdings, Inc. Deferred Compensation Plan (“Grandfathered Plan”) effective as of April 1, 2000; and

WHEREAS, in connection with complying with Section 409A of the Internal Revenue Code of 1986, as amended (“Code”), and effective as of January 1, 2009, the Company amended and restated the Plan to provide for, inter alia, administration of the portion of each Participant’s Account earned or vested on or after January 1, 2005 (“Non-Grandfathered Account”) in accordance with the 2009 Restatement of the Energizer Holdings, Inc. Deferred Compensation Plan (“Plan”); and

WHEREAS, the Energizer Plans Administrative Committee (“EPAC”) has been delegated authority to amend the Plan document; and

WHEREAS, EPAC desires to amend the Plan to provide, in accordance with the November 1, 2010 decision of the Energizer Holdings, Inc. Board of Directors, for the elimination of Matching Contributions with respect to Director Fee Deferrals effective January 1, 2011;

NOW, THEREFORE, the Plan is hereby amended effective as of January 1, 2011 as follows:

I.

A new paragraph is added to the end of Section 4.4 that reads as follows:

“Effective January 1, 2011, the Company will no longer make Matching Contributions with respect to a Participant’s Director Fee Deferrals.”

WITNESS WHEREOF, EPAC has caused this Amendment No. 3 to the Plan to be executed on behalf of the Company by a duly authorized member of EPAC this             day of             , 2011.

ENERGIZER HOLDINGS, INC.

By:	/s/ Peter J. Conrad
Peter J. Conrad
Vice President Human Resources